Morgan, Lewis & Bockius LLP
One Federal Street
Boston, Massachusetts 02110
October 29, 2020
VIA ELECTRONIC TRANSMISSION
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549
Re: Pioneer Series Trust X
Post-Effective Amendment No. 52 to the Registration Statement on Form N-1A
(File Nos. 333-89354 and 811-21108)
Ladies and Gentlemen:
On behalf of Pioneer Series Trust X, a Delaware statutory trust (the “Trust”), we are hereby filing Post-Effective Amendment No. 52 to the Registration Statement for the Trust (the “Amendment”) relating to Pioneer Corporate High Yield Fund (formerly, Pioneer Dynamic Credit Fund) (the “Fund”), a series of the Trust, on Form N-1A under the Securities Act of 1933, as amended (the “1933 Act”).
The Amendment is being filed pursuant to Rule 485(a) under the 1933 Act. The Amendment is being filed for the purpose of reflecting certain changes to the Fund's principal investment strategies, which were effected in connection with the reorganization of Pioneer Corporate High Yield Fund with the Fund. Upon the completion of the reorganization, the Fund was renamed Pioneer Corporate High Yield Fund. The amendment is to be effective on December 31, 2020.
Please contact the undersigned at (617) 951-8458 or Toby R. Serkin at (617) 951-8760 with any questions or comments relating to the filing.
Very truly yours,
/s/ Jeremy B. Kantrowitz

Jeremy B. Kantrowitz
cc:	Christopher J. Kelley, Esq. Toby R. Serkin, Esq.
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